

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2011

Via E-mail
Christopher Viehbacher
Chief Executive Officer
Sanofi
174, Avenue de France
75013 Paris, France

**Re:     Sanofi**
**Form 20-F for the Fiscal Year Ended December 31, 2010**
**Filed on March 1, 2011**
**File No. 001-31368**

Dear Mr. Viehbacher:

We have reviewed your July 27, 2011 response to our June 28, 2011 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.  Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to this comment, we may have additional comments and/or request that you amend your filing.

Item 5. Operating and Financial Review and Prospects
2010 Overview, page 70

1.  Please refer to your response to comment one.  Please confirm that you will revise your disclosure, beginning with the Form 20-F for 2011, to include the information from your response updated as appropriate.  Please confirm that you will disclose the products that face generic competition broken out by categories for those that were impacted in the current period and those that will face generic competition in the following year.  Please also confirm that you will disclose to what degree you expect erosion from generic competition to impact net income in the following year and include the factors that would impact the magnitude of the negative impact.

Notes to consolidated financial statements
D.22. Legal and Arbitral Proceedings, page F-92

2.  Regarding your response to comment five and your revised disclosure, please tell us
    where you provide the disclosures required by paragraph 86.a.b. and c of IAS 37 for
    those contingencies that you can make a reasonable estimate of the expected financial
    effect. Otherwise, please provide us proposed revised disclosure to be included in future
    filings.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa
Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding
the comments.  In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant